February 11, 2015

VIA EDGAR CORRESPONDENCE

Justin Dobbie

Legal Branch Chief

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.
Registration Statement on Form S-1
Filed January 14, 2015
File No. 333-201481

Dear Mr. Dobbie:

The Company is concurrently submitting, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed by the Company on January 14, 2015 and amended on February 6, 2015 (File No. 333-201481) (“Registration Statement”). The Company previously responded to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) through correspondence dated February 6, 2015 and concurrently filed Amendment No. 1 to the Registration Statement. Through Amendment No. 2, the Company has completed the required fields of the Registration Statement, setting pricing, record date, and the expiration date, updating disclosure of dealer-manager compensation arrangements to reflect recent changes and filing all required exhibits. As such, we trust that the foregoing actions fully respond to the comments contained in your letter dated February 3, 2015. If you have any questions, please contact me at (949) 355-5405.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu

Ruba Qashu

Tel: 949-355-5405

c:          Michael D. Pruitt, Chanticleer Holdings, Inc.

TEL (310) 889-0699 | Fax (310) 889-0699 | LibertasLaw.com | 225 Santa monica blvd., 11th floor, santa monica, Ca 90401